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                                                                    EXHIBIT 99.1
                           PEAK INTERNATIONAL LIMITED
                           CONSOLIDATED BALANCE SHEET


ASSETS                          June 30, 1999           March 31, 1999
(in thousands)                   (unaudited)              (audited)

Current assets:
 Cash & cash equivalents            $14,245                  $10,598
 Accounts receivable-net             11,995                   11,828
 Inventory-net                       25,396                   26,469
 Other current assets                   921                    1,241
 Total Current Assets                52,557                   50,136
Property, plant and
equipment-net                        46,400                   43,517

TOTALS                              $98,957                  $93,653


LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities:
 Bank borrowings                        261                        0
 Accounts payable and accruals        7,666                    6,624
 Taxation                             4,071                    3,805
 Total Current Liabilities           11,998                   10,429

 LT Provision                           647                      647
 Deferred income taxes                1,586                    1,607
Total Liabilities                    14,231                   12,683
Stockholders' Equity:
 Share capital                          135                      135
 Additional paid-in capital          34,645                   34,620
 Retained earnings                   50,696                   46,954
 Cumulative translation
 adjustment                            (750)                    (739)
Total stockholders' equity           84,726                   80,970

TOTALS                              $98,957                  $93,653